The spoken word is valid; the German version is authorized.

Annual General Meeting of Schering AG
April 19, 2006, at the International Congress Center (ICC) in Berlin

Speech by Dr. Hubertus Erlen
Chairman of the Executive Board of Schering AG

Dear shareholders, Dear shareholder representatives and media representatives, Dear guests,

On behalf of the Executive Board, I would like to welcome you to our Annual General Meeting here in Berlin.

As is the case each year, we have invited you to the Annual General Meeting to give you an account of the past fiscal year. Yet my colleagues on the Board and myself are fully aware that a different topic is the focus of your interest this year: the takeover offer submitted by Bayer AG. So let me start by dealing with this topic.

It was always the main priority for the Executive Board at Schering AG to continuously increase the value of our company and, in so doing, uphold the independence of Schering. And this strategy proved to be very successful in the past.

But then the hostile takeover bid by Merck on March 13th 2006 fundamentally changed our situation. Those responsible at Merck, who took the decision to attack Schering, were not able to achieve their actual goal, but ultimately they brought our dream of keeping Schering an independent pharmaceutical specialist to an end. Naturally, to begin with, we did all we could in our power to fight this. We immediately set to work exploring all possibilities for making Schering — as an independent company — even more attractive for our shareholders by way of additional measures. But on March 13th, when Bayer’s Mr. Wenning called me the first time, I agreed that we should all examine the option of Bayer making a better offer for all concerned compared to Merck’s offer. Then, on March 23rd, 2006, Bayer AG announced a considerably better offer. This offer is available in written form since April 13th, 2006.

We on the Executive Board became aware during the closing phase of our discussions with Bayer that we no longer had a future as an independent company. Bayer is prepared to pay an appropriate price for Schering and to make several additional commitments. After close examination, the Executive and Supervisory Boards of Schering AG recommend to you, our shareholders, that you accept this offer.

Allow me to briefly explain this recommendation. The merger of Bayer’s pharmaceutical business with Schering will create a new global company with excellent future potential.

1/8

Schering’s and Bayer’s pharmaceutical business complement one another in a very logical way with regard to strategic alignment within our specialized markets. This is also good news for our patients. Combining our research activities results in a competitive advantage that will allow us to bring innovations to market even faster. And: Both companies have not only proven their expertise in Europe, but also in the booming markets in America and Asia. And lastly, we consider the offer of EUR 86 per share a reasonable price, as it takes into account our company’s potential for development.

The binding agreement on the part of Bayer AG to locate the new joint pharmaceutical company with its management and heads of the main global functions in Berlin is of much more than mere symbolic significance. It is of great importance to Berlin as an economic and research location that one of the world’s largest pharmaceutical companies will be situated here. This is reflected in the positive reactions from politics and science.

The retention of the Schering name in the new company Bayer-Schering-Pharma ensures the continued existence of a pharmaceutical brand that is highly regarded not only among physicians and patients.

It is simultaneously the outward sign of the fair and balanced integration process agreed upon to secure Schering’s expertise. The integration of Schering in Bayer AG will be taking place against the backdrop of a record year 2005, spurred on by dynamic business developments in 2006. I would like to give you more details of this.

2005 was the best fiscal year in our company’s history. With an 8% increase in sales to more than EUR 5.3 billion we were able to considerably accelerate our growth. Our success is based on such innovative products as Betaferon®, Yasmin® and Mirena®, which lead the field in their specialized markets.

In 2005 we also paid particular attention to improving our profitability. And we have achieved a significant increase over the previous year, with an operating margin of 17.5%. Which means that we are already very close to reaching our goal of an 18% margin. This means an increase of 21% to EUR 928 million in operating profit. We were also able to considerably raise our net profit. We witnessed here a rise of 23% to EUR 619 million.

Our shareholders deserve to profit from this success. That is why we propose to the Annual General Meeting to increase the dividend by 20% to EUR 1.20 per share.

This positive development is the result of our focused strategy for profitable growth. As you know, as part of our FOCUS Initiative, we are concentrating on four strategic business areas: Gynecology & Andrology, Diagnostic Imaging, Specialized Therapeutics and Oncology. All four of these business areas have contributed to Schering’s growth.

The largest growth, at 10%, was reached in Gynecology and Andrology. We are now the world’s leading supplier of oral contraceptives with our innovative products. Yasmin® is the

2/8

global number one contraceptive. We will further expand this leading position, in particular with our introduction of new additions to the Yasmin® family planned for 2006.

In Diagnostic Imaging we saw a growth of 7%. This is mainly due to the continued success of Magnevist®, the world’s leading contrast agent in magnetic resonance imaging.

The continued dynamic growth of applications technologies supplied by our subsidiary Medrad was also very encouraging.

The area of Specialized Therapeutics also grew by 7%. The main motor for growth here was our best-selling product, Betaferon®, with an increase of 10%.

Sales also increased in our newest field, Oncology — thanks to the products designed to treat leukemia.

Let us take a look at business developments on a regional basis. In the largest pharmaceutical market, the U.S., we once again saw rapid growth with an increase of 13%.

In 2005, almost half of our sales were in Europe, where we are traditionally very strong. With a 5% increase, our business here showed solid growth. In Eastern Europe in particular we are benefiting from our strong presence and the increasing demand for our products. Here we increased our sales by more than 20%.

Developments in Japan with an increase of just 1% are to be seen in the light of very small growth rates on the Japanese pharmaceutical market in general.

On the positive side, there is huge potential for growth in Latin America and Asia. Schering has a tradition of strong commitment to Latin America. And we did not withdraw during the difficult years of the economic and currency crisis, so that today we are profiting from this long-term commitment. Thanks to the renewed economic upturn we were able to significantly increase our market share in 2005 and considerably boost sales. 6% in Brazil, 12% in Mexico, and 8% in Argentina are just a few prominent examples of our success story. With the introduction of new products in particular, such as Betaferon® and Yasmin®, we are securing our long-term opportunities for growth in the region. I am convinced that we will be able to continue this success in the future, too.

Alongside Latin America, Asia also offers much potential for our business activities. The economic boom also means higher demands on the quality of medical care. And this means better opportunities for our products. To exploit these opportunities we have strengthened our local organizations in the region last year. We have located our regional center for Asia in Singapore and increased the number of staff in Asia by 12%.

With these investments we intend to exploit the long-term potential for growth in the region and considerably raise our market presence. The first signs of success are apparent. Increased sales of 9% in South Korea, of 23% in Thailand and of 22% in Indonesia are only the beginning. These dynamic markets open up many possibilities for development. The growing demand for modern contraceptives in particular presents us with excellent opportunities for expansion.

3/8

As the global leader in oral contraceptives we will exploit this potential with such innovative products as Yasmin® and Mirena®.

Ladies and gentlemen, I have been able to show you why 2005 was a record year for Schering. I would like to add that we want to set new records in 2006. The splendid business development over the first quarter clearly shows this.

Sales rose in the first three months of the year by 12%. And here I would like to emphasize the performance of our two top products, Betaferon® and Yasmin®. With a growth rate of 23% and 34%, respectively, they once again exceed our expectations. Operating profit rose by 4% to EUR 240 million. Adjusted for one time effects, operating profit increased by 22% to EUR 280 million. This corresponds to an operating margin of 20%. Earnings per share increased by 21% to EUR 0.92. This also shows how well our business is on track to reach our goal of profitable growth. As already announced, we will publish the detailed results of the first quarter on April 26th.

With such promising figures, we are well on the way to achieving our own targets: In terms of sales, we are expecting a mid to high single-digit organic growth for 2006. Operating margin is expected to rise to 18%. We are anticipating high single-digit growth for Betaferon®, while Yasmin® will again rise by double-digit figures.

Ladies and gentlemen, if we can say today that we will increase our operating margin to 20 per cent in 2008, this is due to our FOCUS Initiative. By concentrating on our four strategic business areas of Gynecology and Andrology, Diagnostic Imaging, Specialized Therapeutics and Oncology, we are focusing on those areas where Schering has the most opportunities for growth.

In addition, we have decisively increased our efficiency in the past few years. The FOCUS Initiative is Schering’s formula for profitable growth. Three key elements serve to raise the value of our company: The reassessment of our portfolio, exploiting existing fields while developing new ones as well as increasing efficiency and profitability.

In 2005, we have consistently further bundled our strengths: We sold off our 25 percent share in Medac. We sold our 50 percent share in ALK-Scherax. We presented the new business model for our German subsidiary, Jenapharm, and we have initiated the sale of CIS bio international.

Another important prerequisite for growth is the registration and subsequent market launch of new products. In Europe, we have received approval for Vasovist® and Yasminelle®. And in the U.S. both Angeliq® and recently YAZ® have been approved. Furthermore, we have expanded our portfolio by licensing TOCOSOL® Paclitaxel, a very promising treatment for

4/8

cancer. In addition, we were able to begin two future-oriented cooperations both with Siemens and Philips — leading manufacturers of diagnostic imaging systems.

The third FOCUS element aims at increasing efficiency and profitability. Here, too, we have made great progress in 2005 and reached significant goals. Administration and production have been considerably streamlined. The pharmaceutical production site in Lys-Lez-Lannoy was sold to the French company DELPHARM. We have sold the active substances plant in Mobara, Japan, to Sawai Pharmaceuticals. These are just a few examples of a number of measures that will bring us closer to our profit margin for 2006. I would just like to stress that all this could be achieved only thanks to the commitment and the willingness of our employees.

Let me say something about future prospects for growth and our greatest hopes. In 2005, Yasmin® grew by 34% and is now our second most important product with sales of more than half a billion euro. In the first quarter of this year our sales rose by 34% to EUR 180 million. We expect this dynamic trend to remain unaltered throughout the fiscal year.

Yasmin® is the world’s leading oral contraceptive and now also number one in the U.S. with a market share of 13%. We will continue this success by expanding the Yasmin® product family. We expect a lot from the innovative product YAZ®, which received approval for market launch in the United States in March, and from today, as planned, is available in U.S. pharmacies. YAZ® is a low-dose pill with a brand new dosing regimen. We also want to gain further shares of the market with additional indications. To this end, we have already sought approval in the U.S. and Europe.

In Europe we are also expanding our product portfolio with Yasminelle®, another low-dose variation of Yasmin®. We will be introducing Yasminelle® in Europe later this year.

We can be proud when we look back on the dynamic development of Yasmin® since its launch in 2001. We foresee even greater potential for growth for the Yasmin® product family and the potential to become a blockbuster exceeding sales of one billion euro.

Ladies and gentlemen, our bestselling product Betaferon® has also witnessed a comparable development. Its proven high efficacy and good tolerability mean that Betaferon® plays a decisive role in the treatment of multiple sclerosis. We saw a growth of 10% in 2005.

This dynamic growth continues in the first quarter of 2006. With increased sales of 23% we were once again able to accelerate growth. Additionally, we expect to receive approval this year for further indications for Betaferon® in treating early stages of MS.

A look at our development pipeline shows that with Campath® we are developing another innovative approach to treating multiple sclerosis. Campath® could represent a completely new option in the treatment of MS. The intermediate results of a Phase II trial have revealed a very promising efficacy. However, some individual, serious side effects occurred. To ensure

5/8

the safety of our patients, we have developed a risk management plan, which has been submitted to the authorities.

Other innovative products in our pipeline are Leukine® and Spheramine® for treating Parkinson’s and Crohn’s disease. We recently began a second Phase III trial for Leukine® in the treatment of Crohn’s disease. We expect to apply for registration next year or the start of 2008. Spheramine® for the treatment of Parkinson’s sufferers is currently undergoing Phase II clinical trials. We expect first results from this study next year.

Oncology is also in the focus of our research and development. With Zevalin®, Campath® and Fludara®, we have efficient and safe products for the treatment of leukemia already on the market. In numerous studies we are examining the possibilities for extending the number of applications for these products.

In addition, we intend to strengthen our business activities in the field of solid tumors. This is why we are developing new therapies for different types of cancer. We also want to fully exploit the potential of PTK/ZK. We are expecting the final results from the current Phase III trials in the second half of this year.

At the same time, we are working hard to develop other oncology products based on our own research, such as ZK-EPO. Last year we started a large-scale Phase II program for various indications of our innovative epothilone ZK-EPO. And last, we are creating new growth opportunities by in-licensing of products. In October 2005, for example, we acquired the worldwide rights to TOCOSOL® Paclitaxel and are developing this very promising drug with our partner, Sonus Pharmaceuticals.

Overall, oncology offers a great deal of long-term potential for growth, as there is still a real medical need in cancer treatment. The merger of Schering and Bayer will create many synergy effects in research for the area of oncology.

Today, we are one of the world’s leading suppliers in the field of Diagnostic Imaging. Schering is the world leader in contrast media for magnetic resonance imaging, a pioneer in magnetic resonance angiography and the world leader in application systems for contrast media.

Ladies and gentlemen, as a leading company in Diagnostic Imaging, Schering is also an attractive partner for other manufacturers of the corresponding technology. One current example is our cooperation with Philips in the early and improved diagnosis of breast cancer.

We are developing contrast agents and medical equipment together with Philips for an innovative optical imaging process. This method enables tumors to be more precisely localized and is free of pain. This is extremely important medically, because early diagnosis plays a crucial role in curing cancer. We anticipate a new market emerging for this area of innovative optical diagnosis, where we will take on a pioneering role.

6/8

To summarize, my message is: Our business is a picture of health and the potential for growth and profitability is very good.

Our strategic realignment over the past few years is a success. By concentrating on our four strategic business areas and a whole series of programs for the sustainable increase in both efficiency and profitability, we have prepared our business for global competitiveness in our specialized markets. Schering thus offers many business opportunities for the next few years and beyond, and even more in combination with Bayer’s business.

Naturally the question arises, why Schering should lose its autonomy just when recent developments have turned out so positively. We believe the answer to this is neither a lack of success on the world’s markets nor a lack of desire for independence.

The figures speak for themselves and not only the Board, but the staff too, would have preferred to remain independent. We were all committed to this.

Yet we had to recognize that, as a result of Merck’s offer, we were exposed to dynamic developments from which we could no longer escape.

It is against this backdrop that we decided to support Bayer’s offer, as it reflects the value of our company and represents good perspectives for developing our business activities and also for our employees. A pharmaceutical company will be created that will be a strong player on both the national as well as international markets.

However: The decision we have made in recommending Bayer’s offer is not an easy one. The past few days and weeks have not left my colleagues on the Board and myself unaffected.

After 155 years of independence and the progression from the “Green Pharmacy” in the Wedding district of Berlin to becoming a successful global player, we will be absorbed into a new company.

And the obvious question is — what will remain of Schering? And the answer is equally obvious: A great deal!

To put it into key words and in the style of our current annual report: Schering will retain the strength of innovation among its staff, their passion in searching for innovative solutions for medical problems, and their perseverance and consistency in serving patients. Yet this can also be said differently: We have at our disposal excellent products, and the promising development projects that we will further pursue together with Bayer.

Schering’s expertise will be transferred to the new organization by its researchers and specialists. The future company will retain our name: Bayer-Schering-Pharma. In short: Together with Bayer we want to further build on all our strengths.

7/8

You only need to think of the medical demands posed by an increasingly aging society in western industrial countries. Or: the backlog demand for healthcare in Eastern European, Asian or Latin American countries.

At the same time, the pharmaceutical industry is one of the main impetuses for innovation in science and economy.

Let me point out that we face big challenges. The development of new innovative products is getting ever more complex. Safety requirements are steadily increasing. I am convinced that the new company Bayer-Schering-Pharma is well equipped for these opportunities and challenges. I am in no doubt that we can succeed with our combined strengths.

This holds for the new company as it always did before: We have excellent employees who are dedicated to our company. I myself have had so many interesting and positive experiences in 34 years at Schering that I always remained true to the company.

Ladies and gentlemen, I would like to conclude by thanking you for the trust you have shown us in the past year. And I ask you to extend this trust to the staff at Schering with regard to our future plans.

Thank you for your attention.

All growth figures mentioned in this speech are based on local currencies.

Schering Aktiengesellschaft has filed a solicitation/recommendation statement with the U.S. Securities and Exchange Commission relating to the tender offer for the ordinary shares and American depositary shares of Schering Aktiengesellschaft by Dritte BV GmbH, a wholly owned subsidiary of Bayer Aktiengesellschaft. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement because it contains important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft may obtain such solicitation/recommendation statement, and other filed documents, free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de)

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

8/8